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January 20, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Perrigo Company
     Form 10-K for the year ended June 26, 2004
     File No. 000-19725

Dear Mr. Rosenberg,

This letter will serve as the response of Perrigo Company (the "Company") to the comments as set forth in the Commission's letter dated January 7, 2005.

Form 10-K for the year ended June 26, 2004
Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition

STAFF COMMENT:

1. We believe that your disclosure related to estimates that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows:

     a) Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

     b) Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

     c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

     d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

     e) You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
          o    Beginning balance,


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          o    Current provision related to sales made in current period,
          o    Current provision related to sales made in prior periods,
          o Actual returns or credits in current period related to sales made in current period,
          o Actual returns or credits in current period related to sales made in prior periods, and
          o    Ending balance.

     f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

MANAGEMENT RESPONSE:

As of June 26, 2004, the Company's revenues were predominantly derived from sales of over-the-counter pharmaceutical and nutritional products. Generally, sales from these types of products are not subject to significant estimation for discounts, price discrepancies, returned goods and other items. The provision for these types of items, as discussed in Note A - Summary of Significant Accounting Policies of the Company's financial statements, is developed from known customer claims as well as a small percentage of open trade accounts receivable. The balance in this claims allowance account was approximately $3.7 million at June 26, 2004 and $4.1 million at June 28, 2003. The Company believes that neither the balance of this allowance nor the process by which it is derived warrants specific disclosure. Revenue, less this provision, is appropriately recognized at the time that title and risk transfers to the customer. Other than the claims allowance discussed above, gross revenue is not reduced by any other allowances that require significant judgement. Therefore. the Company does not currently believe that its revenue recognition policy meets the criteria of a critical accounting policy.

In addition, many of the factors listed in the Commission's comment are not relevant to the Company's general business as of June 26, 2004. These factors tend to relate to sales of prescription drug products. The Company announced its intent to enter the generic prescription drug market in August 2003; however, the Company had not generated any revenues related to sales of prescription drug products as of June 26, 2004. Additionally, the Company announced its intent to acquire Agis Industries (Agis) in November 2004 and filed a Form S-4 on December 22, 2004 related to this transaction. A significant portion of Agis' revenues is from sales of prescription drug products. Once the Company' generates revenues from prescription drug products and closes the transaction with Agis, the Company will, as appropriate, revise its disclosures relating to critical accounting policies in its future filings. Until such time, the Company will continue to include its revenue recognition policy in Note A - Summary of Significant Accounting Policies in its Notes to Consolidated Financial Statements.

Allowance for Doubtful Accounts, page 26

STAFF COMMENT:

2. It appears your bad debt provision and reserves for bad debt have decreased compared to prior year despite increasing net sales. Please expand your disclosures so as to provide readers better insight into this critical accounting estimate and its impact on results of operations.

MANAGEMENT RESPONSE:

The Company's critical accounting policy for Allowance for Doubtful Accounts indicates the basis for the estimate of this allowance. The balance of this allowance is included in the description of the policy to facilitate the investor's understanding of the Company's policy on accounting for bad debt. In the Management Discussion and Analysis of Financial Condition and Results of




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Operations, the Company notes that operating expenses in fiscal 2003 were reduced because of lower bad debt expense due to the settlement of a large customer's bankruptcy during fiscal 2003. A review of Schedule II - Valuation and Qualifying Accounts - provides additional evidence of the relationship between the settlement of the bankruptcy and the reduction in the balance of Allowance for Doubtful Accounts. The Company feels that the reference in Management's Discussion and Analysis, coupled with a review of Schedule II, adequately discloses the reason related to the reduction in the account balance in spite of an increase in net sales.

Notes to Consolidated Financial Statements

Accrued Expenses

STAFF COMMENT:

3. Accrued expenses approximate 23% of total current liabilities as of June 26, 2004. Please disaggregate this amount consistent with Rule 5-02-20 of Regulation S-X.

MANAGEMENT RESPONSE:

The Company will review its disclosure of balance sheet accounts pursuant to Rule 5-02-20 of Regulation of S-X and revise its future filings accordingly.

Note F - Retirement Plans, page 48

STAFF COMMENT:

4.   Please provide the disclosures required by paragraph 5 of SFAS 132(R).

MANAGEMENT RESPONSE:

Prior to filing its Form 10-K for fiscal 2004, the Company concluded that the intent of the disclosure requirements of SFAS 132(R) was not relevant to the Company's postretirement plan because of the nature and materiality of the plan's potential impact on the Company's results of operations and financial position. Consequently, the Company decided to disclose only the unfunded accumulated postretirement benefit obligation and the expense associated with this benefit. In accordance with your comment, however, the Company will review its disclosure related to the postretirement plan pursuant to SFAS 132(R) and revise its future filings accordingly.

Note G - Income Taxes, page 48

STAFF COMMENT:

5. We note your valuation allowance for carry forwards. Please provide us your analysis as to why this allowance continues to increase and is necessary. In your response, please consider your reported pre-tax income for all years presented since 2000, as well as the guidance of SFAS 109, paragraph 17(e) and the applicable paragraphs thereafter.

MANAGEMENT RESPONSE:

Please note that, as disclosed in Note G, the carry forwards are primarily related to state net operating losses. In fiscal 1998, the Company divested its personal care business. This transaction gave rise to state net operating losses for the legal entity Perrigo Company of Tennessee, Inc. in several states including; Tennessee, New Jersey, Michigan and South Carolina. Because the Company no longer has operations in this legal entity, management



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believes realization of the deferred tax asset related to the net operating loss carry forward is not assured. In accordance with SFAS 109, paragraph 17(e), a valuation allowance was established to reduce the deferred tax asset to an amount that is more likely than not to be realized. During the course of routine Internal Revenue Service audits, the net operating losses attributed to this legal entity increased, which resulted in a related increase in the valuation allowances. Additionally, as a result of the Company's entrance into the generic prescription drug market, the recent operating results of the Company's Michigan-based legal entity, Perrigo Pharmaceuticals, Inc., have created additional state operating losses that may be carried forward but which require a valuation allowance since the utilization of the carry forward is not assured.

Management's Closing Response

As applicable, the Company will revise its disclosure in future Forms 10-Q and 10-K in accordance with your comments. If you have further questions or need additional information, please contact Douglas R. Schrank at (269) 686-1057. Thank you for your time and consideration.

Sincerely,


/s/ Douglas R. Schrank
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Douglas R. Schrank
Executive Vice President and Chief Financial Officer



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